Exhibit 99.1

Appendix 4C – Q3 FY20 Quarterly Cash Flow Report

Highlights:

●	European Commission designated Orphan Drug status for ATH434’s treatment of Multiple System Atrophy in the European Union
●	Phase 2 preparatory work continues
●	Cash balance of $10.4M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 April 2020. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31 March 2020 (Q3 FY20).

In January the company announced that the European Commission (EC) designated the company’s lead compound ATH434 (formerly PBT434) as an Orphan Drug for its treatment of Multiple System Atrophy (MSA). The designation entitles Alterity to 10 years of market exclusivity in the European Union for the use of ATH434 in the treatment of MSA, among other benefits. This designation follows granting of orphan drug designation by the US Food and Drug Administration (FDA) in 2019.

During the quarter the company continued advancing its Phase 2 clinical program of ATH434 in MSA, including preparation for the company’s Pre-IND Meeting with the US FDA, which will determine steps required for the commencement of a Phase 2 clinical trial.

In addition to ATH434, the company continues to explore non-neurological options for the zinc ionophore PBT2, including potential use as an antimicrobial agent.

The impact of COVID-19 on the company has been limited to date. Nonclinical, drug manufacture and drug discovery programs have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the company’s operations. All company employees are working remotely with no issues.

END

Authorisation & Additional information
This announcement was authorised by Geoffrey Kempler, CEO and Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 1216

About Alterity Therapeutics Limited

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	31 March 2020

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(1,730)	(6,466)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(40)	(78)
	(d) leased assets	-	-
	(e) staff costs	(915)	(2,889)
	(f) administration and corporate costs	(300)	(1,013)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	1	17
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	4,825
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,984)	(5,604)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	507	879
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(15)	(119)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	492	760

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	12,179	14,400
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,984)	(5,604)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	492	760

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.5	Effect of movement in exchange rates on cash held	704	835
4.6	Cash and cash equivalents at end of period	10,391	10,391

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	10,391	12,179
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	10,391	12,179

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	183
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

The amount at 6.1 includes payment of director’s fees and salaries, excluding GST where applicable.

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
-

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(2,984)
8.2	Cash and cash equivalents at quarter end (Item 4.6)	10,391
8.3	Unused finance facilities available at quarter end (Item 7.5)	-
8.4	Total available funding (Item 8.2 + Item 8.3)	10,391
8.5	Estimated quarters of funding available (Item 8.4 divided by Item 8.1)	3.5
8.6	If Item 8.5 is less than 2 quarters, please provide answers to the following questions:

1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer: N/A

2. Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
Answer: N/A

3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: N/A

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 30 April 2020

Authorised by:

Phillip Hains – Company Secretary

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5